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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            -------------------------
                                  SCHEDULE TO/A
                                 (Rule 14d-100)
                             Tender Offer Statement
    Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
                                (Amendment No. 2)
                            -------------------------

                        Associated Materials Incorporated
                            (Name of Subject Company)
                            -------------------------

Associated Materials Holdings Inc. (formerly known as Harvest/AMI Holdings Inc.)
                           Harvest Partners III, L.P.
                              Harvest Partners III
                            Beteiligungsgesellschaft
                            Burgerlichen Rechts (mit
                              Haftungsbeschrankung)
                            Harvest Partners IV, L.P.
                        Harvest Partners IV GmbH & Co. KG
                             Simon Acquisition Corp.
                            (Names of Filing Persons)

                    Common Stock, Par Value $0.0025 Per Share
                         (Title of Class of Securities)

                                    045709102
                    ----------------------------------------
                      (CUSIP Number of Class of Securities)
                            -------------------------

                                 Ira D. Kleinman
                                    President
                       Associated Materials Holdings Inc.
                                 280 Park Avenue
                            New York, New York 10017
                                 (212) 599-6300
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)
                            -------------------------

                                   Copies to:
                               John M. Reiss, Esq.
                             Oliver C. Brahmst, Esq.
                                White & Case LLP
                           1155 Avenue of the Americas
                            New York, New York 10036
                                 (212) 819-8200

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
/x/  third-party tender offer subject to Rule 14d-1.
/ /  issuer tender offer subject to Rule 13e-4.
/ /  going-private transaction subject to Rule 13e-3.
/x/  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: / /
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

     This Amendment No. 2 to Tender Offer Statement on Schedule TO ("Amendment No. 2") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 22, 2002, as amended by Amendment No. 1 filed April 1, 2002, relating to the offer by Associated Materials Holdings Inc. (formerly known as Harvest/AMI Holdings Inc.) ("Parent"), Harvest Partners III, L.P. ("HP III"), Harvest Partners III Beteiligungsgesellschaft Burgerlichen Rechts (mit Haftungsbeschrankung) ("HP Offshore III"), Harvest Partners IV, L.P. ("HP IV"), Harvest Partners IV GmbH & Co. KG ("HP Offshore IV") and Simon Acquisition Corp. (the "Purchaser") to purchase all of the outstanding shares of Common Stock, par value $0.0025 per share (the "Common Stock"), of Associated Materials Incorporated (the "Company") at a price of U.S. $50.00 per share of Common Stock, net to the seller in cash, without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase, dated March 22, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as they have been and may be further amended and supplemented from time to time, together constitute the "Offer"). This Amendment No. 2 also constitutes Amendment No. 1 ("Schedule 13D Amendment No. 1") to the Schedule 13D filed on March 25, 2002 (the "Schedule 13D"), by Parent, HP III, HP Offshore III, HP IV, HP Offshore IV, the Purchaser, Harvest Associates III, LLC ("HA III") and Harvest Associates IV, LLC ("HA IV"). This Amendment No. 2 is being filed on behalf of Parent, HP III, HP Offshore III, HP IV, HP Offshore IV and the Purchaser. HA III and HA IV are signatories hereto for purposes of Schedule 13D Amendment No. 1 only.

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Simon Acquisition Corp.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) / /
                                                                      (b) / /
3        SEC USE ONLY


4        SOURCE OF FUNDS

         AF; BK; SC; OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        / /
         PURSUANT TO ITEMS 2(d) or 2(e)

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF SHARES BENEFICIALLY       7       SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              None
WITH

                                    8       SHARED VOTING POWER
                                            1,681,025

                                    9       SOLE DISPOSITIVE POWER
                                            None

                                    10      SHARED DISPOSITIVE POWER*
                                            3,097,242

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
         3,097,242

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                           / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         45.7%

14       TYPE OF REPORTING PERSON

         CO

*Beneficial ownership is based solely on the provisions of the Tender and Voting Agreement described in Item 6 of the Schedule 13D, pursuant to which William W. Winspear has agreed to tender in the Offer such shares of Common Stock shown here as beneficially owned and vote that portion of such shares of Common Stock shown here as beneficially owned which he is entitled to vote in favor of the transactions contemplated by the Agreement and Plan of Merger dated as of March 16, 2002, by and among Parent, the Purchaser and the Company.

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Associated Materials Holdings Inc. (formerly known as Harvest/AMI Holdings Inc.)

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) / /
                                                                  (b) / /
3        SEC USE ONLY


4        SOURCE OF FUNDS

         AF; BK; SC; OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF SHARES BENEFICIALLY       7       SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              None
WITH

                                    8       SHARED VOTING POWER*
                                            1,681,025

                                    9       SOLE DISPOSITIVE POWER
                                            None

                                    10      SHARED DISPOSITIVE POWER*
                                            3,097,242

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
         3,097,242

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                              / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         45.7%

14       TYPE OF REPORTING PERSON
         CO

*Beneficial ownership is based solely on the provisions of the Tender and Voting Agreement described in Item 6 of the Schedule 13D, pursuant to which William W. Winspear has agreed to tender in the Offer such shares of Common Stock shown here as beneficially owned and vote that portion of such shares of Common Stock shown here as beneficially owned which he is entitled to vote in favor of the transactions contemplated by the Agreement and Plan of Merger dated as of March 16, 2002, by and among Parent, the Purchaser and the Company.

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Harvest Partners III, L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) / /
                                                                (b) /X/
3        SEC USE ONLY


4        SOURCE OF FUNDS

         AF; BK; SC; OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF SHARES BENEFICIALLY       7       SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              None
WITH


                                    8       SHARED VOTING POWER*
                                            1,681,025

                                    9       SOLE DISPOSITIVE POWER
                                            None

                                    10      SHARED DISPOSITIVE POWER*
                                            3,097,242

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
         3,097,242

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                            / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         45.7%

14       TYPE OF REPORTING PERSON
         PN

*Beneficial ownership is based solely on the provisions of the Tender and Voting Agreement described in Item 6 of the Schedule 13D, pursuant to which William W. Winspear has agreed to tender in the Offer such shares of Common Stock shown here as beneficially owned and vote that portion of such shares of Common Stock shown here as beneficially owned which he is entitled to vote in favor of the transactions contemplated by the Agreement and Plan of Merger dated as of March 16, 2002, by and among Parent, the Purchaser and the Company.

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Harvest Partners III Beteiligungsgesellschaft Burgerlichen Rechts (mit Haftungsbeschrankung)

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) / /
                                                                 (b) /X/
3        SEC USE ONLY


4        SOURCE OF FUNDS

         AF; BK; SC; OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Germany

NUMBER OF SHARES BENEFICIALLY       7       SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              None
WITH


                                    8       SHARED VOTING POWER*
                                            1,681,025

                                    9       SOLE DISPOSITIVE POWER
                                            None

                                    10      SHARED DISPOSITIVE POWER*
                                            3,097,242

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
         3,097,242

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         45.7%

14       TYPE OF REPORTING PERSON
         PN

*Beneficial ownership is based solely on the provisions of the Tender and Voting Agreement described in Item 6 of the Schedule 13D, pursuant to which William W. Winspear has agreed to tender in the Offer such shares of Common Stock shown here as beneficially owned and vote that portion of such shares of Common Stock shown here as beneficially owned which he is entitled to vote in favor of the transactions contemplated by the Agreement and Plan of Merger dated as of March 16, 2002, by and among Parent, the Purchaser and the Company.

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Harvest Partners IV, L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a) / /
                                                               (b) /X/
3        SEC USE ONLY


4        SOURCE OF FUNDS

         AF; BK; SC; OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF SHARES BENEFICIALLY       7       SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              None
WITH

                                    8       SHARED VOTING POWER*
                                            1,681,025

                                    9       SOLE DISPOSITIVE POWER
                                            None

                                    10      SHARED DISPOSITIVE POWER*
                                            3,097,242

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
         3,097,242

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         45.7%

14       TYPE OF REPORTING PERSON
         PN

*Beneficial ownership is based solely on the provisions of the Tender and Voting Agreement described in Item 6 of the Schedule 13D, pursuant to which William W. Winspear has agreed to tender in the Offer such shares of Common Stock shown here as beneficially owned and vote that portion of such shares of Common Stock shown here as beneficially owned which he is entitled to vote in favor of the transactions contemplated by the Agreement and Plan of Merger dated as of March 16, 2002, by and among Parent, the Purchaser and the Company.

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Harvest Partners IV GmbH & Co. KG

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) / /
                                                                 (b) /X/
3        SEC USE ONLY


4        SOURCE OF FUNDS

         AF; BK; SC; OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Germany

NUMBER OF SHARES BENEFICIALLY       7       SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              None
WITH

                                    8       SHARED VOTING POWER*
                                            1,681,025

                                    9       SOLE DISPOSITIVE POWER
                                            None

                                    10      SHARED DISPOSITIVE POWER*
                                            3,097,242

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
         3,097,242

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         45.7%

14       TYPE OF REPORTING PERSON
         PN

*Beneficial ownership is based solely on the provisions of the Tender and Voting Agreement described in Item 6 of the Schedule 13D, pursuant to which William W. Winspear has agreed to tender in the Offer such shares of Common Stock shown here as beneficially owned and vote that portion of such shares of Common Stock shown here as beneficially owned which he is entitled to vote in favor of the transactions contemplated by the Agreement and Plan of Merger dated as of March 16, 2002, by and among Parent, the Purchaser and the Company.

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Harvest Associates III, LLC

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) / /
                                                                 (b) /X/
3        SEC USE ONLY


4        SOURCE OF FUNDS

         N/A

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF SHARES BENEFICIALLY       7       SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              None
WITH

                                    8       SHARED VOTING POWER*
                                            1,681,025

                                    9       SOLE DISPOSITIVE POWER
                                            None

                                    10      SHARED DISPOSITIVE POWER*
                                            3,097,242

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
         3,097,242

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         45.7%

14       TYPE OF REPORTING PERSON
         CO

*Beneficial ownership is based solely on the provisions of the Tender and Voting Agreement described in Item 6 of the Schedule 13D, pursuant to which William W. Winspear has agreed to tender in the Offer such shares of Common Stock shown here as beneficially owned and vote that portion of such shares of Common Stock shown here as beneficially owned which he is entitled to vote in favor of the transactions contemplated by the Agreement and Plan of Merger dated as of March 16, 2002, by and among Parent, the Purchaser and the Company.

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Harvest Associates IV, LLC

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a) / /
                                                               (b) /X/
3        SEC USE ONLY


4        SOURCE OF FUNDS

         N/A

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF SHARES BENEFICIALLY       7       SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              None
WITH

                                    8       SHARED VOTING POWER*
                                            1,681,025

                                    9       SOLE DISPOSITIVE POWER
                                            None

                                    10      SHARED DISPOSITIVE POWER*
                                            3,097,242

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
         3,097,242

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               / /
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         45.7%

14       TYPE OF REPORTING PERSON
         CO

*Beneficial ownership is based solely on the provisions of the Tender and Voting Agreement described in Item 6 of the Schedule 13D, pursuant to which William W. Winspear has agreed to tender in the Offer such shares of Common Stock shown here as beneficially owned and vote that portion of such shares of Common Stock shown here as beneficially owned which he is entitled to vote in favor of the transactions contemplated by the Agreement and Plan of Merger dated as of March 16, 2002, by and among Parent, the Purchaser and the Company.

  Item 3. Identity and Background of Filing Person.

     Item 3 is hereby amended to include the following information:

          The fourth, fifth and sixth sentences of the paragraph under the caption "Who is offering to buy my shares?" in the Summary Term Sheet on page 1 of the Offer to Purchase are hereby amended and restated to read in their entirety as follows:

          "The outstanding capital stock of Holdings is currently owned by Harvest Partners III, L.P. ("HP III"), a private equity fund. Upon the successful completion of the offer, the outstanding capital stock of Holdings will also be held by other institutional investors, including other private equity funds affiliated with HP III and the limited partners of those funds. HP III and the other private equity funds affiliated with it will control Holdings by virtue of their ability to designate a majority of the Board of Directors of Holdings."

          The third and fourth sentences of the paragraph under the caption "Do you have the financial resources to make payment?" in the Summary Term Sheet on page 2 of the Offer to Purchase are hereby amended and restated to read in their entirety as follows:

          "Holdings intends to obtain these funds from the sale of equity interests in Holdings to identified institutional investors, including HP III, other private equity funds affiliated with HP III and the limited partners of those funds. HP III and the other private equity funds affiliated with it will control Holdings by virtue of their ability to designate a majority of the Board of Directors of Holdings."

          The second, third and fourth sentences of the 10th paragraph in the Introduction on page 7 of the Offer to Purchase are hereby amended and restated to read in their entirety as follows:

          "All of the outstanding capital stock of Parent is currently owned by Harvest Partners III, L.P. ("HP III"), a private equity fund. Upon the successful completion of the Offer, the outstanding capital stock of Parent will also be held by other institutional investors, including other private equity funds affiliated with HP III and the limited partners of those funds. HP III and the other private equity funds affiliated with it will control Parent by virtue of their ability to designate a majority of the Board of Directors of Parent."

          The first sentence of the first paragraph of Section 8--"Certain Information Concerning the HP Funds, Parent and the Purchaser" on page 24 of the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

          "HP III is a private investment fund organized as a limited partnership under the laws of the State of Delaware which makes investments identified by its affiliates."

          The fifth sentence of the first paragraph of Section 8--"Certain Information Concerning the HP Funds, Parent and the Purchaser" on page 24 of the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

          "Harvest Partners IV, L.P. is a private investment fund organized as a limited partnership under the laws of the State of Delaware ("HP IV") which makes investments identified by its affiliates."

          The second sentence of the third paragraph of Section 8--"Certain Information Concerning the HP Funds, Parent and the Purchaser" on page 24 of the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

          "HP III currently owns all of the outstanding stock of Parent."

Item 4. Terms of the Transaction.

     Item 4 is hereby amended to include the following information:

          The third sentence of the ninth paragraph of Section 3--"Procedures for Tendering Shares of Common Stock" on page 14 of the Offer to Purchase is hereby amended and restated to read is its entirety as follows:

          "The Purchaser also reserves the right, in its sole discretion, subject to the terms of the Merger Agreement, to waive any of the conditions of the Offer. Further, the Purchaser reserves the right, in its sole discretion, subject to the terms of the Merger Agreement, to waive any defect or irregularity in any tender with respect to shares of Common Stock of any particular Holder, whether or not similar defects or irregularities are waived in the case of other Holders."

          The  following  text is added  to the end of the  first  paragraph  of
Section 14--"Conditions of the Offer" on pages 51-52 of the Offer to Purchase:

          "Notwithstanding that the Purchaser reserves the right to assert the existence of any condition set forth in this Section 14, the Purchaser understands that, in order to postpone its obligation to pay for shares of Common Stock following acceptance for payment of shares of Common Stock, all conditions to the Offer, other than those dependent upon the receipt of necessary governmental regulatory approvals, must be satisfied or waived at or prior to the Expiration Date."


Item 7. Source and Amount of Funds.

     Item 7 is hereby amended to include the following information:

          The first and second sentences of the paragraph under the caption "Do you have the financial resources to make payment?" in the Summary Term Sheet on page 2 of the Offer to Purchase are hereby amended and restated to read in their entirety as follows:

          "We will require approximately $469 million to consummate the offer, the merger and the refinancing of certain existing indebtedness of Associated Materials and to pay related fees and expenses. We will be provided with approximately $172 million by our parent company, Holdings, through capital contributions."

          The sixth sentence of the paragraph under the caption "Do you have the financial resources to make payment?" in the Summary Term Sheet on page 2 of the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

          "Certain lenders have committed to provide Holdings with the remaining $290 million in financing, subject to certain conditions."

          The first paragraph of Section 9--"Source and Amount of Funds" on pages 25-26 of the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

          "The aggregate amount of funds required (i) by the Purchaser to purchase all of the outstanding shares of Common Stock pursuant to the Offer and pay related fees and expenses and (ii) by the Company to fund the Debt Tender Offer (as defined below) and pay related fees and expenses is expected to be aproximately $469.2 million (the "Transaction Financing"), of which up to a maximum of aproximately $366.6 million could be required to purchase all of the outstanding shares of Common Stock pursuant to the Offer and the Merger. The Purchaser and the Company currently intend to obtain all such funds through a combination of (i) debt financing in an aggregate principal amount of up to $290 million to be provided by one or more groups of lenders (as described below),
(ii) equity financing in an aggregate amount of approximately $172 million to be provided by the HP Funds, investors in the HP Funds, and other institutional co-investors (see Section 8--"Certain Information Concerning the HP Funds,
Parent and the Purchaser") and (iii) cash of the Company in an amount of approximately $7.2 million."

          The third paragraph of Section 9--"Source and Amount of Funds" on page 26 of the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

          "It is intended that the debt financing will include (i) a senior secured credit facility (the "Bank Facility") of $125 million to be made available to the Company and (ii) the issuance by the Purchaser of $165 million of 10-year term, unsecured senior subordinated notes (the "Senior Notes") pursuant to an offering of senior notes exempt from registration under the U.S. Securities Act of 1933, as amended (the "Securities Act"), pursuant to Rule 144A (the "Senior Note Offering") or, in the event the Senior Notes are not issued at the Offer Completion Date or are not released from escrow established at the time of issuance thereof or sufficient funds are not otherwise available to finance the Offer, borrowings by the Purchaser under an unsecured senior credit facility (the "Bridge Facility" and, together with the Bank Facility, the "Facilities") of up to $215 million. The Senior Notes will not be registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. No other financing (other than the approximately $172 million of equity financing and approximately $7.2 million of cash of the Company) will be required to consummate the transactions contemplated by the Merger Agreement."

          Each of clause (ix) in the fourth  sentence of the 10th  paragraph  of
Section 9--"Source and Amount of Funds" on page 27 of the Offer to Purchase and clause (ix) in the fourth sentence of the 15th paragraph under Section 9--"Source and Amount of Funds" on page 29 of the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

          "(ix) the Purchaser shall have received not less than $172 million in cash from the equity financing on terms and conditions and pursuant to documentation reasonably satisfactory to the Joint Lead Arrangers;"

          Clause (xi) in the fourth sentence of the 10th paragraph of Section 9--"Source and Amount of Funds" on pages 27-28 of the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

          "(xi) the Joint Lead Arrangers shall have received reasonably satisfactory evidence that the ratio of the remainder of (A) $290 million minus (B) cash of the Company at the Offer Completion Date not otherwise used to finance the Offer and the Merger to pro forma EBITDA of the Purchaser and its subsidiaries calculated in accordance with Regulation S-X under the Securities Act after giving effect to the Offer and the Merger for the trailing four quarters ended immediately prior to the Offer Completion Date for which financial statements are available was not greater than 4.76:1.0;"

          The first sentence of the 11th paragraph of Section 9--"Source and Amount of Funds" on page 28 of the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

          "Borrowings under the Bridge Facility (the "Initial Loans") will accrue interest at a rate per annum equal to the greatest of (i)
     12.5%, (ii) the then rate on 10 year U.S. Treasury Notes plus 7.5%, and (iii) the 3-month LIBOR for a corresponding, quarterly adjusted, deposit amount plus a spread (the "Spread") (which in each case will be reduced by 3.0% for as long as the proceeds from the Senior Notes and other funds held in escrow are at least $165 million)."

          The third sentence of the 14th paragraph of Section 9--"Source and Amount of Funds" on page 28 of the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

          "Additionally, the aggregate principal amount of all the Initial Loans in excess of $165 million shall become due and payable on the consummation of the Merger."

          The  following  text is  added  to the end of the  17th  paragraph  of
Section 9--"Source and Amount of Funds" on page 29 of the Offer to Purchase:

          "Although the Financing Condition will be satisfied only upon receipt by the Purchaser of the debt financing as described in the Merger Agreement and not solely upon the execution of definitive agreements for each of the Facilities, the Purchaser reserves the right to waive the Financing Condition at any time. If the Financing Condition is waived by the Purchaser, the Offer will be extended as necessary to comply with Rules 14d-4(d), 14d-6(c)and 14e-1 under the Exchange Act."

Item 12. Exhibits.

Exhibit (b)(1) Amended and  restated  commitment  letter  from UBS AG,  Stamford
               Branch, UBS Warburg, Credit Suisse First Boston, Cayman Islands Branch, Canadian Imperial Bank of Commerce and CIBC World Markets Corp, dated April 4, 2002.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 8, 2002

                              ASSOCIATED MATERIALS HOLDINGS INC. (FORMERLY KNOWN
                                AS HARVEST/AMI HOLDINGS INC.)

                              By:         / s / Harvey P. Mallement
                                  ----------------------------------------------
                                  Name:  Harvey P. Mallement
                                  Title: Treasurer and Assistant Secretary


                              HARVEST PARTNERS III, L.P.

                              By: HARVEST ASSOCIATES III, LLC, its general
                                  partner


                              By:         / s / Harvey P. Mallement
                                  ----------------------------------------------
                                  Name:  Harvey P. Mallement
                                  Title: Member


                              HARVEST   PARTNERS  III   BETEILIGUNGSGESELLSCHAFT
                                BURGERLICHEN RECHTS (MIT HAFTUNGSBESCHRANKUNG)

                              By:  HARVEST ASSOCIATES III, LLC, its general
                                   partner


                              By:          / s / Harvey P. Mallement
                                  ----------------------------------------------
                                  Name:  Harvey P. Mallement
                                  Title: Member


                              HARVEST PARTNERS IV, L.P.

                              By:  HARVEST ASSOCIATES IV, LLC, its general
                                   partner

                              By:          / s / Harvey P. Mallement
                                  ----------------------------------------------
                                  Name:  Harvey P. Mallement
                                  Title: Member


                              HARVEST PARTNERS IV GMBH & CO. KG

                              By:  HARVEST ASSOCIATES IV, LLC, its general
                                   partner


                              By:          / s / Harvey P. Mallement
                                  ----------------------------------------------
                                  Name:  Harvey P. Mallement
                                  Title: Member


                              SIMON ACQUISITION CORP.


                              By:         / s / Harvey P. Mallement
                                  ----------------------------------------------
                                  Name:  Harvey P. Mallement
                                  Title: Treasurer and Assistant Secretary


                              HARVEST ASSOCIATES III, LLC*


                              By:         / s / Harvey P. Mallement
                                  ----------------------------------------------
                                  Name:  Harvey P. Mallement
                                  Title: Member


                              HARVEST ASSOCIATES IV, LLC*


                              By:         / s / Harvey P. Mallement
                                  ----------------------------------------------
                                  Name:  Harvey P. Mallement
                                  Title: Member

*Solely for the purpose of amending the Schedule 13D.

                                  EXHIBIT INDEX


Exhibit  No.   Description
------------   -----------

Exhibit (b)(1) Amended and  restated  commitment  letter  from UBS AG,  Stamford
               Branch, UBS Warburg, Credit Suisse First Boston, Cayman Islands Branch, Canadian Imperial Bank of Commerce and CIBC World Markets Corp, dated April 4, 2002.